Mail Stop 4561

April 17, 2008

Paul White
Chief Executive Officer
Orient-Express Hotels LTD.
22 Victoria Street
Hamilton HM 12, Bermuda

> **Re:** **Orient-Express Hotels LTD.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-16017**

Dear Mr. White:

We have reviewed your response letter dated April 15, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Paul White
Orient-Express Hotels LTD.
April 17, 2008
Page 2

Form 10-K for the year ended December 31, 2007

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of significant accounting policies and basis of presentation

(o) Real estate assets, page 78

1.   We note your response to our prior comment three. In future filings, please revise your policy for capitalizing direct costs attributable to the sales and marketing of the properties to reflect the expanded discussion of your policy that you have provided in your April 15, 2007 response letter.

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        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief